================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 39)
                         ______________________________

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

  Ordinary Shares of euro 0.55 par value each                 87927W10
       (Title of class of securities)                       (CUSIP number)

                           Alexander Rosenzweig, Esq.
                     Vice President and Chief Legal Officer
                           Pirelli North America, Inc.
                              246 Stoneridge Drive
                                    Suite 400
                         Columbia, South Carolina 29210
                                 (803) 951-1040

                                 With a copy to:

                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                February 6, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 6
-------------------------------------------------------------              ---------------------------------------------------------
------------------------    ------------------------------------------------ -------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI & C. S.p.A.

                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    -------------------------------------------------------------------------------- -----------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [_]
------------------------    -------------------------------------------------------------------------------- -----------------------
           3                SEC USE ONLY
------------------------    ----------------------------------------------------------------- --------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    ------------------------------------------------------------------------------------------- ------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                              [_]
------------------------    ------------------------------------------------------------------ -------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------ -- -------------------     ------------------------------------------ -------------------------------------
                                    7               SOLE VOTING POWER:                                      96,713,185
       NUMBER OF
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                 96,713,185

------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------
                            ------------------------------------------------------------------ -------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,504,058,544

------------------------    ------------------------------------------------------------------ -------------------------------------

          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                [_]
------------------------    --------------------------------------------------------------------------------------------------------

          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        18.7%

------------------------    ------------------------------------------------------ -------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO


                                       2

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 3 of 6
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    ------------------------------------------------ -------------------------------------------------------
           1                NAME OF REPORTING PERSON                         OLIMPIA S.p.A.

                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    -------------------------------------------------------------------------------- -----------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [_]
------------------------    -------------------------------------------------------------------------------- -----------------------
           3                SEC USE ONLY
------------------------    ----------------------------------------------------------------- --------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    ------------------------------------------------------------------------------------------- ------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                               [_]
-----------------------    ------------------------------------------------------------------ -------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------ -- -------------------     ------------------------------------------ -------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0

------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------
                            ------------------------------------------------------------------ -------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,407,345,359
                                                                                                           (See Item 5)
------------------------    ------------------------------------------------------------------ -------------------------------------

          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [_]
------------------------    --------------------------------------------------------------------------------------------------------

          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        18.0%
                                                                                                                   (See Item 5)
------------------------    ------------------------------------------------------ -------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO

           This Amendment No. 39 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, Hopa, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 2.    IDENTITY AND BACKGROUND
           -----------------------

           As reported in Amendment No. 37 to the Statement on Schedule 13D, Mr. Emilio Gnutti resigned as a director of Olimpia by letter dated as of December 27, 2005. As reported in Item 2 of Amendment No. 17 to the Statement on Schedule 13D, Mr. Gnutti served as Hopa's nominee on the Board of Directors of Olimpia On February 6, 2006, the Board of Directors of Olimpia approved the appointment of Mr. Stefano Bellaveglia, a nominee of Hopa, to fill the vacancy created by Mr. Gnutti's resignation. Information as to Mr. Bellaveglia will be filed by amendment.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           ---------------------------------------------------------------------
           TO SECURITIES OF THE ISSUER
           ---------------------------

           Reference is made to the Hopa Agreement (as that term is defined in Item 6 of Amendment No. 17 to the Statement on Schedule 13D). On February 6, 2006, Olimpia, Pirelli & C., Edizione Finance, Edizione Holding, BCI and UCI issued a joint press release which reports that such parties had notified Hopa of their election to withdraw from the Hopa Agreement. Accordingly, the Hopa Agreement will terminate upon the expiration of its current term on May 8, 2006. A copy of the joint press release is filed as Exhibit 92.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

  92 Joint Press Release, dated as of February 6, 2006, issued by Olimpia, Pirelli & C., Edizione Finance, Edizione Holding, BCI and UCI.

                                  EXHIBIT INDEX
                                  -------------

 Exhibit No.
 -----------

    92 Joint Press Release, dated as of February 6, 2006, issued by Olimpia, Pirelli & C., Edizione Finance, Edizione Holding, BCI and UCI.

                                   SIGNATURES
                                   ----------

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    February 15, 2006

                                      PIRELLI & C. S.p.A.


                                      By:  /s/ Anna Chiara Svelto
                                           -------------------------------------
                                           Name:   Anna Chiara Svelto
                                           Title:  Attorney-in-fact


                                      OLIMPIA S.p.A.


                                      By:  /s/ Luciano Gobbi
                                           -------------------------------------
                                           Name:  Luciano Gobbi
                                           Title: Director and Attorney-in-fact





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